FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 000-50859

TOP SHIPS INC.

(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                           .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the "Company") announced today that it has received written notification from The Nasdaq Stock Market ("Nasdaq") dated November 4, 2015, indicating that because the closing bid price of the Company's common stock for the previous 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, the Company is not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance is 180 days.

This notification has no effect on the listing of the Company's common stock at this time.

The Company intends to monitor the closing bid price of its common stock between now and May 2, 2016 and is considering its options in order to regain compliance with the Nasdaq Global Select Market minimum bid price requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: November 9, 2015	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer